Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES THE APPOINTMENT OF JOHN J. POLLESEL TO BOARD OF DIRECTORS

Edmonton, Alberta, November 23, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announces the appointment of John J. Pollesel to its Board of Directors.

Mr. Pollesel is an accomplished business executive with more than 30 years of wide and varied experience, mainly in natural resource related industries. He has an exceptionally strong financial background and a proven track record in senior operational and commercial roles with corporations of the highest standing.

Mr. Pollesel has held several senior executive positions in the last 20 years, including: Vice President and CFO of Compania Minera Antamina; COO for Vale’s North Atlantic Operations; CEO of the Morris Group and latterly, Senior Vice President, Mining, for Finning Canada. Mr. Pollesel began his career with KPMG after obtaining his Honours Bachelor of Arts (Accounting) from the University of Waterloo and later obtained an MBA degree from Laurentian University.

“We are very pleased to welcome John to our Board of Directors” commented Martin Ferron, Chairman and CEO. “His insights and guidance will be invaluable as we continue to strengthen our competitive position in our core oil-sands market, while achieving an appropriate degree of revenue diversification from other natural resource plays and infrastructure projects”.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA

Director; Finance, Investor Relations, Information Technology and Treasury

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca